# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMARTFINANCIAL INC., CIK 0001038773
CUSIP: 83190L208
Title of class of securities: common stock
Address of issuer's principal executive offices: 5401 KINGSTON PIKE, SUITE 600, KNOXVILLE, Tennessee (TN), 37919
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001170549

## Reporting persons
- LEHMAN KENNETH R: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 684,776; shared voting power 0; sole dispositive power 684,776; shared dispositive power 0; aggregate amount beneficially owned 684,776 (4.2% of the class)

## Item 1. Issuer
Name of issuer: SMARTFINANCIAL INC.
Address of issuer's principal executive offices: 5401 KINGSTON PIKE, SUITE 600, KNOXVILLE, TENNESSEE, 37919

## Item 2. Person Filing
Name of person filing: Kenneth R. Lehman
Address of principal business office or, if none, residence: 122 N Gordon Road, Fort Lauderdale, Florida 33301
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 684,776 shares
Percent of class: 4.2%
Sole power to vote or to direct the vote: 684,776 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 684,776
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LEHMAN KENNETH R: Kenneth R. Lehman, Filing Person (01/14/2026)